1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com +1 212 698 3525Direct

April 1, 2025

VIA EDGAR

Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Lord Abbett Private Credit Fund S (f/k/a Lord Abbett Private Credit Fund A, LP) (the “Fund”)

File No. 000-56724

Dear Mr. Parachkevov:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via e-mail on March 3, 2025, regarding the Fund’s registration statement on Form 10 that was filed with the SEC on January 31, 2025 (the “Registration Statement”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Concurrently with this letter, the Fund is filing Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below. Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

1.	General Comments

a.	Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response: The Fund acknowledges the Staff’s comment and confirms that incomplete portions of the Registration Statement will be completed and updated in a pre-effective amendment.

b.	Comment: Please consider including a fee table and an expense example that conforms to the requirements of Item 3.1 of Form N-2 as part of the Purchase Price and Fees section.

Response: The Fund acknowledges the Staff’s comment and respectfully declines to add the requested disclosure. We note that Form 10 does not require such disclosure and such disclosure has not been included in the Form 10 registration statements of many other private BDCs.

c.	Comment: Please include an estimate of organizational and offering costs incurred to date. In addition, please consider disclosing the accounting treatment for these costs that aligns with the disclosure in the notes to the financial statements.

Response: Organizational and offering costs incurred through March 31, 2025 are approximately $180,000, and the Fund has added this disclosure accordingly. The Fund acknowledges the Staff’s comment regarding disclosing the accounting treatment of these costs and believes this is adequately addressed by the section “Organizational Costs and Offering Costs” in the Notes to the Consolidated Financial Statements.

d.	Comment: Audited financial statements were not provided in the Form 10-12G filed on January 31, 2025. Please confirm in correspondence that all required financial statements and supplementary financial information will be provided at least 15 days prior to the Form 10’s effectiveness.

Response: The Fund appreciates the Staff’s comment but is unable to meet this request. The Fund respectfully notes that there is no requirement to provide an amended Form 10 at least 15 days prior to effectiveness. The Fund will file an amended Form 10 with complete financial statements prior to the Registration Statement becoming effective, consistent with the practice of many other business development company (“BDC”) registrants that have made filings on Form 10.

e.	Comment: Please state in your response when the Fund intends to file an election to be regulated as a BDC.

Response: The Fund intends to file an election to be regulated as a BDC on April 1, 2025.

2.	Explanatory Note

Comment: Within the bolded bullet points in the Explanatory Note, please prominently disclose, as applicable, that:

•	The amount of distributions that the Fund may pay, if any, is uncertain.

We also note that the “Purchase Price and Fees” subsection on page 7 discusses upfront sales loads. Please prominently disclose in the bolded bullets, as applicable, that:

•	An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

In the tenth bolded bullet (discussing investments in privately held companies), please also clarify that such investments will be difficult to value and are illiquid.

Response: The Fund acknowledges the Staff’s comment and respectfully declines to add the requested disclosure regarding a sales load. We note that the Fund does not charge a sales load directly to investors but allows broker-dealers that have entered into placement agent agreements with the Fund’s placement agent to charge a sales load. We also note that the Fund has entered into an Expense Support and Conditional Reimbursement Agreement with the Adviser to cap Fund expenses, including organizational and offering expenses. The Fund has otherwise revised the disclosure accordingly.

3.	Item 1A. Risk Factors

a.	Comment: Please revise the Share Repurchase Program sub-section on page 8 to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response: The Fund has revised the disclosure accordingly.

b.	Comment: We note that the disclosure in the “Syndication and/or Transfer of Investments Risk” on page 46 states that “[t]he Fund, directly or through the use of one or more taxable subsidiaries that are wholly owned or primarily controlled by the Fund, may originate and/or purchase certain debt assets.” With respect to each such wholly-owned and primarily controlled subsidiary (“Subsidiary”), please address the following:

1.)	Disclose that the Fund will comply with the provisions of the Investment Company Act of 1940 (“1940 Act”) governing capital structure and leverage (section 61) on an aggregate basis with a Subsidiary so that the Fund treats the Subsidiary’s debt as its own.

2.)	Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and a Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and a Subsidiary’s investment advisory agreements may be combined.

3.)	Disclose that each Subsidiary will comply with provisions relating to affiliated transactions and custody (section 57). Also, please identify the custodian of the subsidiary, if any.

4.)	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

5.)	Please also confirm in correspondence that: (1) the Subsidiary, if a foreign corporation, and its board of directors will agree to designate an agent for service of process in the United States; (2) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and (3) the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not?

6.)	To the extent you are considering including a fee table in the Registration Statement (see Comment 1.b. above), please confirm that any wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response:

1.)	The Fund confirms that it will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 61) on an aggregate basis with any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

2.)	The Fund acknowledges the Staff’s comments and notes that it does not expect that any subsidiary entity will be party to an investment advisory contract. Furthermore, any such subsidiary entities would not be registered investment companies under the 1940 Act and therefore would not be subject to the requirements of Section 15 thereof. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

3.)	The Fund respectfully submits that any subsidiary entity would not be a registered investment company under the 1940 Act and therefore would not be required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 57. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 57 of the 1940 Act and/or the rules thereunder to any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

4.)	The principal investment strategies and principal risks already disclosed in the Registration Statement would appropriately reflect the aggregate operations of the Fund and any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

5.)	The Fund confirms that: (1) in the case of any subsidiary entity that is a foreign corporation, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (2) any subsidiary entity and its board of directors (if applicable) will agree to inspection by the Staff of the subsidiary entity’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act (as it applies through Section 64); and (3) the financial statements of any subsidiary entity will be consolidated with those of the Fund.

6.)	The Fund acknowledges the Staff’s comment and respectfully declines to add the requested disclosure. Please see our response to 1.b. above.

4.	Item 2. Financial Information

a.	Comment: In the “Contractual Obligations” subsection on page 71, the disclosure states that the Fund currently has one credit facility and that it may establish more credit facilities. Please attach as exhibits to the filing all material credit agreements that are in place or will be in place prior to the Fund’s launch.

Response: The Fund confirms that it will attach as exhibits to the filing all material credit agreements that are in place or will be in place prior to the Fund’s launch.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5600.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Andrea Ottomanelli Magovern, Assistant Director, U.S. Securities and Exchange Commission

Randolph A. Stuzin, Lord, Abbett & Co. LLC